

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Christopher Demetriou
Chief Executive Officer
Aberdeen Standard Silver ETF Trust
712 Fifth Avenue, 49th Floor
New York, NY 10019

> **Re: Aberdeen Standard Silver ETF Trust**
> **Registration Statement on Form S-3**
> **Filed January 28, 2021**
> **File No. 333-252506**

Dear Mr. Demetriou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance